SECURITIES AND EXCHANGE COMMISSION
			      WASHINGTON, DC 20549

				   SC TO-I/A
				   SC 13E3/A
			       (Final Amendment)

		TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR
		13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934.

			  BANGOR HYDRO-ELECTRIC COMPANY
		       (Name of Subject Company (Issuer))

			  BANGOR HYDRO-ELECTRIC COMPANY
			     (Name of Filing Person)

		     Cumulative Preferred Stock, 7% Series
			 (Title of Class of Securities)

				    060077401
		      (CUSIP Number of Class of Securities)

				 David R. Black
			 Bangor Hydro-Electric Company
			  33 State St., P.O. Box 932
			       Bangor, ME 04402

   (Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

				    Copy to:
				Andrew Landry, Esq.
			      Rudman & Winchell, LLC
			   84 Harlow St., P.O. Box 1401
				Bangor, ME 04402

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [_]  third-party tender offer subject to Rule 14d-1.

     [X]  issuer tender offer subject to Rule 13e-4.

     [X]  going-private transaction subject to Rule 13e-3.

     [_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer: [X]



     This Final Amendment to Schedule TO/13E-3 amends and supplements the Schedule TO/13E-3 originally filed by Bangor Hydro-Electric Company, a Maine corporation ("Bangor Hydro"), on January 28, 2003, as amended by Amendment No. 1 thereto filed on February 18, 2003. This final amendment relates to the tender offer by Bangor Hydro to purchase all of its outstanding shares of its 7% Series of cumulative preferred stock, CUSIP No. 060077401 (the "Preferred Stock") at the cash purchase price of $115.00 per share.

     The offer is subject to the terms and conditions set forth in the Offer to Purchase dated January 28, 2003 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal"), as amended or supplemented from time to time. Except as amended and supplemented by Amendment No. 1 filed on February 18, 2003, the Schedule TO/13E-3 filed by Bangor Hydro on January 28, 2003 remains in effect. This is the final amendment to the Schedule TO/13E-3.

     The Schedule TO/13E-3 is hereby amended and supplemented as follows:

ITEM 4.  TERMS OF THE TRANSACTION.

	Item 4 of the Schedule TO/13E-3 is hereby amended and supplemented as follows:

	The offers expired at 5:00P.M., New York City time, on February 28, 2002 (the "Expiration Date"). The following represents the total number of shares of the Preferred Stock that were validly tendered and not withdrawn:
Cumulative Preferred Stock, 7% Series, CUSIP Number 060077401, 18,723 Shares, 74.89% of the series.

	Bangor Hydro accepted for payment all of the shares of Preferred Stock validly tendered and not withdrawn prior to the Expiration Date for a total purchase price of $2,153,145.




ITEM 12. EXHIBITS

     (a)(1)(I)  Text of press release issued by Bangor Hydro-
		Electric Company dated February 28, 2003.



				   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO-I/A/Schedule 13E-3/A is true, complete and correct.

Date: March 5, 2003

				      BANGOR HYDRO-ELECTRIC COMPANY


				      By: /s/ David R. Black
					 ------------------------------
					 Name: David R. Black
					 Title: Treasurer



				INDEX TO EXHIBITS

Exhibit
Number

(a)(1)(I)    Text of press release issued by Bangor Hydro-
	     Electric Company dated February 28, 2003.